

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Thomas A. Kelly
Chief Financial Officer
Crown Holdings, Inc
One Crown Way
Philadelphia, PA 19154-4599

      Re: Crown Holdings, Inc.
             Form 10-K
             Filed February 24, 2017
             File No. 0-50189

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1. You stated in your letter to us dated July 1, 2014 that you sold products in Sudan and Syria, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, joint ventures or other direct or indirect arrangements. You should describe any goods or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief. You may contact Edward Kelly, Senior Counsel, at (202) 551-3728 or, in his absence Pamela Long, Assistant Director, at (202) 551-3765 with legal related questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction